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SUBMISSION VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina Chalk

Re:	Air Products & Chemicals, Inc. PREC14A filed November 22, 2024 File No. 1-04534

Dear Ms. Chalk:

On behalf of Air Products & Chemicals, Inc. (the “Company” or “Air Products”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s preliminary proxy statement filed November 22, 2024 (the “Preliminary Proxy Statement”), contained in the letter from the Staff to Elizabeth Gonzalez-Sussman, dated May 26, 2024 (the “Staff Comment Letter”), set forth below are the Company’s responses to the Staff Comment Letter. The Company has revised the Preliminary Proxy Statement and is filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) concurrently herewith.

The headings and paragraph numbers in this letter correspond to those contained in the Staff Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Proxy Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Revised Preliminary Proxy Statement.

Division of Corporation Finance
Securities and Exchange Commission
November 27, 2024

Proposal 1. Election of Directors, page 15

1.

We note the following statement in this section: “If a nominee is unavailable for election at the time of the Annual Meeting, the Company representatives named on the WHITE proxy card will vote for another nominee proposed by the Board...” Please revise to clarify that this statement refers to the ability of the Company to substitute a director nominee, rather than to reallocate votes to a different, existing Company nominee. See, generally, Rules 14a-4(b)(1), 14a-4(c) and Compliance and Disclosure Interpretation 139.07 (November 17, 2023) available at wwww.sec.gov.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly so that the above statement refers to the ability of the Company to substitute a director nominee, rather than to reallocate votes to a different, existing Company nominee. See page 15 of the Revised Preliminary Proxy Statement.

2.

We note the disclosure in the last paragraph on page 15. Revise to clearly state that information about Mantle Ridge’s nominees may be found in Mantle Ridge’s proxy statement, available without cost at www.sec.gov. Refer to Item 7(f) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly to clearly state that information about Mantle Ridge’s nominees may be found in Mantle Ridge’s proxy statement, available without cost at www.sec.gov. See page 15 of the Revised Preliminary Proxy Statement.

Shareholder Nominations, page 28

3.

Refer to Rule 14a-5(e)(4). Where you set forth the deadline for providing director nominations to the Company for next year’s annual meeting, also include a reference to Rule 14a-19(b), as you do in the Q&A section later in the proxy statement (on page 97).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly to include a reference to Rule 14a-19(b). See page 28 of the Revised Preliminary Proxy Statement.

Who is Mantle Ridge and how are they involved in the Annual Meeting?, page 92

4.	Since shareholders can use Mantle Ridge’s blue proxy card to vote for your director nominees, clarify the statement here that to support the Company’s director nominees, shareholders should only use your white proxy card or voting instruction form.

Division of Corporation Finance
Securities and Exchange Commission
November 27, 2024

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly. See page 92 of the Revised Preliminary Proxy Statement.

What vote is necessary to pass the items of business at the Annual Meeting?, page 93.

5.

For each of the matters to be voted on, clarify whether and under what circumstances brokers will have discretionary authority to vote on each matter without specific instructions from shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly to clarify under what circumstances brokers will have discretionary authority to vote on each matter without specific instructions from shareholders. See page 93 of the Revised Preliminary Proxy Statement.

What happens if I return a WHITE proxy card but give instructions to vote for fewer than nine candidates?, page 95

6.

The following statement is confusing: “To the extent an undervote (e.g., voting ‘FOR’ with respect to fewer than nine nominees on Proposal 1) occurs on a record holder’s WHITE proxy card, your shares will only be voted ‘FOR’ those nominees you have so marked and any remaining votes on Proposal 1 shall not be voted” (emphasis added). Please revise to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Preliminary Proxy Statement accordingly to state clearly that shares will only be voted as marked. See page 95 of the Revised Preliminary Proxy Statement.

***

Division of Corporation Finance
Securities and Exchange Commission
November 27, 2024

We trust that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2336 or elizabeth.gonzalez-sussman@skadden.com.

Very truly yours,

/s/ Elizabeth Gonzalez-Sussman
Elizabeth Gonzalez-Sussman

cc:	Sean D. Major
Executive Vice President, General Counsel and Secretary Air Products and Chemical, Inc.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP